September 4, 2015

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ecopetrol S.A.

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 28, 2015

File No. 001-34175

Dear Mr. Horowitz:

Set out below are the responses of Ecopetrol S.A. (“Ecopetrol” or the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 21, 2015, to Ms. Magda Manosalva, the Company’s former Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”).

Business Overview, page 11

Development of Reserves, page 33

1.	Your response to prior comment 2 states that you will identify and quantify each of the material factors resulting in a change to your proved undeveloped reserves (“PUDs”) in future filings. Please confirm that your revised disclosure will separately identify and quantify each factor that resulted in a change to your PUDs so that the change between periods is fully explained.

R:	In response to the Staff's comment, the Company hereby confirms that in future Annual Reports on Form 20-F the Company will separately identify and quantify each factor that resulted in a change to PUDs so that the change between periods is fully explained.

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

2.	Your response to prior comment 3 states that you cannot provide a meaningful estimate of the impact of the current price environment on your 2015 reserve calculation. However, our comment did not request that you provide an estimate or quantification of reserves to be disclosed as of December 31, 2015. Rather, our comment requested disclosure regarding the reasonably likely effect of the current commodity price environment on your proved reserves as of December 31, 2014, including information quantifying the impact to the quantities of proved reserves disclosed in your filing. Note that quantitative disclosure of the material effects of known material trends and uncertainties should be considered and may be required if quantitative information is reasonably available. Revise your disclosure accordingly. Refer to Item 5.D. of Form 20-F and, for further guidance, section III.B.3. of SEC Release No. 33-8350.

R:	The Company thanks the Staff for clarifying that prior comment 3 was requesting a sensitivity analysis of the Company’s proved reserves as of December 31, 2014 using a price that is more representative of the current price environment. In response to the Staff’s comment, the Company notes that the Form 20-F includes analyses of the expected impact of changes in selling prices and the COP/USD exchange rate on the Company’s reported revenues (local and export), cost of sales, operating profit and net income for the year ended December 31, 2014. The Company believes that these potential impacts are significant to the Company’s results of operation, financial condition and liquidity.

With regard to a sensitivity analysis focused on changes in proved reserves, the Company notes that this type of sensitivity analysis is specifically addressed in Item 1202(b) of Regulation S-K (“Item 1202(b)”). That Item provides in relevant part that “[t]he registrant may, but is not required to, provide the information specified in paragraph (b)(2) of this Item [a sensitivity analysis based on different price cases] in tabular format . . . .” (emphasis added). The Commission noted in Item 1202(b)’s adopting release that it had considered a range of views among commenters about whether a sensitivity analysis with respect to reserves should be required and, if so, how the analysis should be conducted and presented. In adopting Item 1202(b) in its current form, the Commission declined to impose a requirement to report sensitivities regarding proved reserves.[1] In preparing the Form 20-F, the Company elected not to include this optional sensitivity analysis relating to proved reserves. The Company believes its approach in this regard is consistent with that of a substantial majority of issuers of comparable size.

1 Modernization of Oil and Gas Reporting, Exchange Act Release No. 8,995, 74 Fed. Reg. 2,158, 2,174 & n.212-218 (December 31, 2008).

The Company notes statements of the Commission in both the proposing and adopting releases relating to Item 1202(b) that “Item 303 of Regulation S-K . . . requires discussion of known trends and uncertainties, which may include changes to prices and costs.”[2] The Company believes that the analyses already included in the Form 20-F, as described above, are appropriately responsive in all material respects to the requirements of Item 5.D. of Form 20-F (which is substantially similar to Item 303 of Regulation S-K for present purposes).

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

2 Modernization of Oil and Gas Reporting, Exchange Act Release No. 8,935, 74 Fed. Reg. 2,158, 2,173-74 & n.100 (July 9, 2008); Modernization of Oil and Gas Reporting, Exchange Act Release No. 8,995, 73 Fed. Reg. 39,526, 39,539-40 & n.219 (December 31, 2008).

Very truly yours,

/s/ Maria Fernanda Suarez Londoño
Maria Fernanda Suarez Londoño
Chief Financial Officer

cc:	Maria Catalina Escobar Hoyos
Lina Maria Contreras Mora
(Ecopetrol S.A.)

Robert S. Risoleo Jared P. Roscoe Jairo C. Lamatina (Sullivan & Cromwell LLP)